4-30-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April, 2002.

TECK COMINCO LIMITED
Suite 600 - 200 Burrard Street
Vancouver, British Columbia
V6C 3L9
Canada

Teck Cominco Limited / 200 Burrard Street / Vancouver, B.C. / Canada V6C 3L9 / Tel. 604-687-1117 / Fax 604-687-6100

NEWS RELEASE

teckcominco

For Immediate Release – April 23, 2002
02-05-TC

1Q INTERIM REPORT FOR THE THREE MONTHS ENDED MARCH 31, 2002

TECK COMINCO REPORTS FIRST QUARTER EARNINGS OF $2 MILLION

Highlights for First Quarter

- First quarter net earnings were $2 million compared with $55 million a year ago. Earnings were significantly lower than last year because of substantially lower profits from power sales and reduced zinc and copper prices.
- Cash flow from operations before changes to non-cash working capital items was $39 million in the first quarter compared with $191 million a year ago.
- In response to a buildup in world zinc inventory, the company announced a production curtailment of 55,000 tonnes at its refineries and a reduction in scheduled shipments of 60,000 tonnes of concentrates from its Red Dog mine in 2002.
- The Antamina project operated at full capacity in the first quarter, and contributed $4 million in equity earnings despite weak metal prices. Good progress was made in fine-tuning and optimization of the mining and milling operations.
- Coal operations contributed $22 million in operating profit in the first quarter compared with $13 million a year ago. Elkview production was at 82% of capacity due to an inventory buildup at the port caused by delayed shipments to Japanese customers.
- In March the company augmented its credit lines with a US$425 million long-term credit facility for general corporate purposes.

Financial Summary

Net earnings in the first quarter of 2002 were $2 million ($0.01 per share), compared with net earnings of $55 million ($0.51 per share) in the first quarter of 2001.

Earnings were significantly lower than last year because the company did not benefit from extraordinary earnings from power sales as it did a year ago. In addition, earnings were adversely affected by low zinc and copper prices in the first quarter. Power prices averaged US$22 per MW.h in the first quarter and were substantially lower than the average of US$445 per MW.h in the same period last year. Zinc and copper prices averaged US$0.36 and

US$0.71 per pound respectively in the quarter, down 22% and 11% from the same period last year. The earnings in the first quarter of 2001 also included an after-tax gain of $11 million on the sale of the company's 50% interest in Niobec.

Operating profit totalled $34 million, down significantly from $184 million in the first quarter of 2001 with all operations reporting lower profits than last year with the exception of the Elkview and Bullmoose coal mines. Operating profit from coal operations was $22 million or 65% of the total operating profit. The refinery operations, Trail and Cajamarquilla, contributed $8 million while Highland Valley Copper contributed $5 million. The gold operations at Hemlo reported an operating loss of $1 million.

Cash flow from operations, before changes to non-cash working capital items, was $39 million in the first quarter compared with $191 million in the first quarter of 2001.

At March 31, 2002 working capital was $616 million compared with $609 million at the end of 2001. Net debt (long-term debt less cash and restricted funds held for the Cajamarquilla expansion), excluding the exchangeable debentures, was $874 million or 26% of net debt plus equity.

Operations in the First Quarter

Average realized prices for major products and the Canadian/U.S. dollar exchange rate were as follows:

	First Quarter		
	2002	2001	% Change
Zinc (US$/pound)	**0.36**	0.46	-22%
Copper (US$/pound)	**0.71**	0.80	-11%
Lead (US$/pound)	**0.22**	0.22	–
Gold (US$/ounce)	**294**	282	+4%
Coal (US$/tonne)	**41**	36	+14%
Canadian/U.S. exchange rate (US$1 = Cdn$)	**1.58**	1.52	+4%

Trail smelter and refineries produced 72,500 tonnes of zinc and 23,300 tonnes of lead in the first quarter compared with 48,400 tonnes of zinc and 20,800 tonnes of lead in the same period last year. Production was up significantly from a year ago as production was curtailed in the first quarter of 2001 to maximize power sales opportunities. Operating profit from Trail operations was $4 million compared with $118 million in the first quarter of last year. The main reason for the reduction in profit was lower power sales revenues, which decreased from $131 million in the first quarter of 2001 to $6 million this year. The average realized power price was US$22 per MW.h in the first quarter compared with US$445 per MW.h in the same period last year. Profitability in the first quarter was also adversely affected by lower zinc prices, and market softness which resulted in lower sales.

Cajamarquilla produced 30,500 tonnes of refined zinc in the first quarter compared with 29,300 tonnes in the same period last year. Sales in the first quarter were 26,900 tonnes of zinc compared with 33,800 tonnes a year ago. Operating profit of $4 million in the first quarter was lower than the $9 million last year due mainly to lower sales volume and zinc prices.

The **Red Dog** mine produced 141,700 tonnes of zinc in concentrate in the first quarter, a 12% increase over the previous year's production of 126,200 tonnes as efficiency was gained from the startup of the mill optimization program. Sales in the first quarter were 128,800 tonnes compared with 134,900 tonnes last year. The mine recorded an operating loss of $3 million in the first quarter compared with an operating profit of $20 million a year ago due mainly to a significantly lower average zinc price.

The company's share of production from **Highland Valley Copper** was 28,000 tonnes of copper in concentrate or 4% lower than last year due mainly to lower ore grades. Sales of 22,400 tonnes of copper were significantly lower than 35,900 tonnes in the first quarter of 2001 due to the timing of shipments. As a result of lower sales and copper prices, operating profit in the first quarter was $5 million, down from $20 million a year ago.

The **Polaris** mine produced 28,300 tonnes of zinc in concentrate in the first quarter compared with 31,100 tonnes a year ago. Operating profit was $1 million in the first quarter compared with $4 million in the same period last year primarily due to the lower zinc price. The mine is scheduled to cease operation in August 2002 after depletion of the orebody.

Gold production from the **David Bell** and **Williams** mines at Hemlo totalled 60,980 ounces in the quarter, down from 73,716 ounces in the first quarter of 2001. The lower production volume was due to ground control problems related to backfilling in the east end of the B-zone of the Williams mine. These ground conditions blocked access to high-grade ore in this area of the mine resulting in a higher volume of lower-grade ore from the open pit being processed. The mine schedule is being reviewed but it is expected that these issues will have a negative impact on production for the second quarter of 2002. The average cash operating cost was US$254 per ounce in the first quarter, compared with US$206 per ounce a year ago, with the increase due mainly to the lower gold production. The two Hemlo mines contributed an operating loss of $1 million to the company's consolidated results for the first quarter of 2002, compared with an operating profit of $3 million a year ago, with the higher gold price and a more favourable U.S. dollar exchange rate partially offsetting the effects of lower production.

Metallurgical coal production in the first quarter of 1.23 million tonnes from the **Elkview** mine was similar to the production a year ago, but 18% below the planned production rate of 1.5 million tonnes per quarter. Production at the mine was curtailed as a result of a buildup of coal inventory at the port caused by delayed shipments to Japan, but shipments are expected to increase in the second quarter. Combined coal sales from Elkview and **Bullmoose** of 1.5 million tonnes in the quarter were higher than 1.4 million tonnes a year ago and. Operating profit was $22 million in the first quarter, up significantly from $13 million last year due to higher sales volumes, higher coal prices and a more favourable U.S. dollar exchange rate.

The **Antamina** copper-zinc mine achieved commercial operation in the fourth quarter of 2001. In the first quarter of 2002 the mine operated at full production capacity to produce 283,000 tonnes of copper concentrate and 125,000 tonnes of zinc concentrate. Sales during the quarter were 317,000 tonnes of copper concentrate, grading 28% copper, and 153,000 tonnes of zinc concentrate grading 53% zinc. Cash costs for the quarter were generally consistent with the feasibility study, with higher zinc production than planned mitigating the effect of higher overall costs. Fine-tuning and optimization of the mining and milling operating systems are continuing and are aimed at achieving further reduction in those costs.

On a 100% basis, Antamina's revenues for the quarter were US$130 million. Operating margin before depreciation and amortization for the quarter was US$54 million. After depreciation and amortization, net interest and other costs, net earnings were US$12 million.

The company is accounting for its investment in Antamina using the equity accounting method. Equity earnings from the mine were $4 million in the first quarter compared with an equity loss of $1 million in the fourth quarter of 2001.

Corporate Development

In February, the company announced production curtailments in response to world zinc inventory buildup and depressed zinc prices. The **Trail** zinc refinery will close for the month of August to reduce zinc production by 25,000 tonnes while the **Cajamarquilla** zinc refinery will be closed for three months from June to August to reduce production by 30,000 tonnes. Scheduled concentrate shipments out of the **Red Dog** mine in 2002 will be reduced from 1.06 million tonnes to 1.0 million tonnes, or a reduction of 33,000 tonnes of contained metal.

On April 19 the Workers Compensation Board (WCB) released its investigation report in the **Trail** refinery incident in September 2001 when some contract maintenance workers were exposed to thallium. The report concluded that certain of Trail's health protection procedures failed resulting in the exposure to workers and recommended a fine to the company of $270,000. The company commissioned an independent audit of health and safety procedures immediately after the incident. The audit concluded that the overall health and safety procedures with respect with employees are adequate but the company's contractor management procedures failed in this case and need to be strengthened. An action plan has been implemented to address the findings of the audit, and will be revised to address the recommendations of the WCB report.

Construction at the **Pend Oreille** project in Washington State is continuing with completion of construction targeted for the end of 2003. Operations are expected to start up in early 2004.

Feasibility study work is continuing at the **Pogo** gold project in Alaska, including updating previous work with a revised mill location which is expected to result in lower capital and operating costs and improved project economics. Permitting work included the submission in February of an updated water management plan based on the revised location of the major facilities.

A decision has been made not to proceed with the Stage II plant expansion project at **Cajamarquilla** in the near term. The funds of US$103.4 million drawn on the project loan facility and held in trust will be repaid to the banks in the second quarter.

In November 2001, the company announced the signing of a memorandum of understanding providing exclusive negotiations with Paranapanema S.A. for a 90-day period with respect to the purchase of **Paraibuna**, Brazil's second largest zinc refinery. At the end of the exclusive negotiations period the company was unable to reach agreement with Paranapanema and the refinery was sold to another party.

In March 2002, the company augmented its credit lines with a US$425 million long-term credit facility. At March 31, 2002, undrawn credit lines totalled $840 million and these lines will be available to repay the US$125 million debenture and $44 million of medium-term notes maturing in 2002.

In November 2001, the company filed with the Toronto Stock Exchange a normal course issuer bid for its Class B Subordinate Voting Shares for one year. This share buy-back program entitles the company to purchase up to 10 million of its outstanding Class B Shares through the facilities of the Exchange. No shares have been purchased and cancelled pursuant to the bid.

Caution on Forward-Looking Information

This report contains certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks, uncertainties and other factors described under the caption "Cautionary Statement Concerning Forward-Looking Information" in the company's Annual Information Form.

Webcast

Teck Cominco will host an Analysts Conference Call regarding its Q1/2002 financial results on Tuesday, April 23, 2002 at 11:00 a.m. PDT. To access this listen-only webcast, go to www.teckcominco.com and follow the conference call link on Teck Cominco's home page or go directly to www.q1234.com. Instructions and a free download of RealPlayer are available from the Help page on the q1234 website. A replay of the webcast will be available on the Archives page of the q1234 website.

Teck Cominco Limited

Consolidated Statements of Earnings

(Unaudited)

(in millions of dollars)	Three months ended March 31 2002	2001
Revenues	**$ 501**	$ 672
Cost of operations	**(420)**	(432)
Depreciation and amortization	**(47)**	(56)
Operating profit	**34**	184
Other expenses		
General, administration and marketing	**(14)**	(14)
Interest on long-term debt	**(18)**	(21)
Exploration	**(6)**	(10)
Research and development	**(4)**	(6)
Other income and expense	**1**	22
Earnings (loss) before the following	**(7)**	155
Income and resource taxes	**5**	(58)
Minority interests	**–**	(42)
Equity earnings	**4**	–
Net earnings	**$ 2**	$ 55
Basic earnings per share	**$0.01**	$0.51
Diluted earnings per share	**$0.00**	$0.46
Weighted average number of shares outstanding	**184,888**	105,517
Shares outstanding at end of period (000's)	**184,925**	105,517

Teck Cominco Limited

Consolidated Statements of Cash Flow

(Unaudited)

(in millions of dollars)	Three months ended March 31 **2002**	2001
Operating activities		
Net earnings	**$ 2**	$ 55
Items not affecting cash:		
Future income and resource taxes	**(7)**	28
Depreciation and amortization	**47**	56
Equity earnings	**(4)**	–
Minority interests	**–**	42
Gain on sale of mining asset	**–**	(11)
Other	**1**	21
	39	191
Net change in non-cash working capital items	**(2)**	(12)
	37	179
Financing activities		
Short-term loans	**(31)**	(2)
Increase in long-term debt	**27**	6
Repayment of long-term debt	**(10)**	(9)
Purchase and cancellation of Class B shares	**–**	(20)
	(14)	(25)
Investing activities		
Property, plant and equipment	**(40)**	(86)
Investments	**(2)**	(17)
Proceeds from sale of investments and mining assets	**3**	46
	(39)	(57)
Effect of exchange rate changes on cash	**–**	5
Increase (decrease) in cash	**(16)**	102
Cash at beginning of period	**101**	266
Cash at end of period	**$ 85**	$368

Teck Cominco Limited

Consolidated Balance Sheets

(Unaudited)

(in millions of dollars)	March 31 2002	December 31 2001
ASSETS		
Current assets		
Cash and short-term investments	**$ 85**	$ 101
Accounts and settlements receivable	**219**	242
Production inventories	**536**	540
Supplies and prepaid expenses	**149**	161
	989	1,044
Investments		
Funds held on deposit	**165**	165
Other investments	**441**	441
Property, plant and equipment	**3,295**	3,298
Other assets	**215**	205
	$ 5,105	$ 5,153
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	**$ 292**	$ 310
Short-term loans	**49**	80
Current portion of long-term debt (Note 6)	**32**	45
	373	435
Long-term debt (Note 6)	**1,043**	1,005
Other liabilities	**366**	365
Future income and resource taxes	**502**	509
Debentures exchangeable for Inco shares	**248**	248
Minority interests	**31**	31
Shareholders' equity	**2,542**	2,560
	$ 5,105	$ 5,153

Teck Cominco Limited

Consolidated Statements of Retained Earnings

(Unaudited)

(in millions of dollars)	Three months ended March 31 2002	2001
Balance at beginning of period as reported	**$502**	$572
Adjustment on adoption of new accounting standard for foreign currency translation (Note 1(b))	**(20)**	–
Balance at beginning of period as restated	**482**	572
Net earnings	**2**	55
Exchangeable debentures interest, net of tax	**(1)**	(1)
Reduction on repurchase and cancellation of Class B shares	**–**	(7)
Balance at end of period	**$483**	$619

Teck Cominco Limited

Notes to Consolidated Financial Statements

(Unaudited)

1. BASIS OF PRESENTATION

(a) Interim financial statements

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the company.

(b) Foreign exchange translation

Effective January 1, 2002 the company adopted new accounting standards recommended by the Canadian Institute of Chartered Accountants for the translation of foreign currencies. Foreign exchange gains and losses for long-term debt not associated with self-sustaining foreign operations are no longer deferred and amortized over the term of the debt, but charged to earnings in the period they arise. The company recorded an adjustment to reduce opening retained earnings by $20 million, the amount of unamortized foreign exchange loss on long-term debt as at December 31, 2001.

(c) Depreciation expense

Effective January 1, 2002, the company amended the method of accounting for depreciation at some of its mines so that all mines record depreciation expense based on sales rather than production volumes. This change has the effect of increasing earnings in the first quarter by $2 million on an after-tax basis, as sales volumes at these mines were lower than production in the period.

2. SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended March 31	
(in millions of dollars)	**2002**	2001
Interest paid	**$ 16**	$ 19
Income and resource taxes paid	**$ 22**	$ 31

3. OUTSTANDING SHARES AND RELATED INFORMATION

(a) Shares and warrants

As at the date of this report, there were issued and outstanding 4,682,000 Class A Common Shares, 180,243,000 Class B Subordinate Voting Shares (Class B shares) and 5,000,000 Class B share-purchase warrants with an exercise price of $18 per share expiring in May 2004.

(b) Exchangeable debentures due 2024 included in shareholders' equity

The company has the option to deliver Class B shares to satisfy the principal payment of the exchangeable debentures due 2024. The maximum number of Class B shares that may be issued with respect to these debentures is 11,489,000 shares.

(c) Convertible debenture

The US dollar denominated convertible debenture of $236 million (US$148 million) due 2006 is convertible at the rate of 46.551 Class B shares per US$1,000.

3. OUTSTANDING SHARES AND RELATED INFORMATION, continued

(d) Share options

During the period the company granted 1,560,000 director and employee Class B share options at a weighted average exercise price of $13.79 per share. This brings the total number of outstanding employee and director Class B share options to 8,221,000, with exercise prices ranging between $6.39 per share and $30.95 per share.

Effective January 1, 2002, the company has adopted the new accounting standard for stock-based compensation. The company has elected to follow the intrinsic value method of accounting for share options granted to employees and directors. Under this method, no compensation expense will be recorded if the exercise price of the share options were granted at market. Had the company followed the fair value method of accounting, the company would have recorded a compensation expense of $3 million on an after-tax basis pursuant to the share options issued in the current quarter. Pro forma earnings information determined under the fair value method of accounting for stock options is as follows:

(in millions of dollars)	Three months ended March 31, 2002
Net income	
As reported	$ 2
Compensation expense, net of taxes	(3)
Pro forma	$ (1)
Basic earnings per share	
As reported	$0.01
Pro forma	$(0.01)
Diluted earnings per share	
As reported	$0.00
Pro forma	$(0.02)

(e) Share Appreciation Rights

A total of 3.7 million outstanding employee and director share options have attached Share Appreciation Rights (SARs), allowing the holder to receive the cash value of the share options instead of exercising the share options.

Effective January 1, 2002, the new accounting standard for stock-based compensation requires the cash settlement value of SARs be recorded as a liability on the balance sheet by adjusting the opening retained earnings and recording the change in the liability for the period as a charge to earnings. Transitional provisions allow companies to take into account any amendments to the SARs expected to occur before June 30, 2002. The company is in the process of seeking a waiver of the SAR feature and as a result no adjustments have been recorded. Had the adjustments been recorded, opening retained earnings would have been reduced by $1 million and first quarter earnings would have been reduced by $3 million on an after-tax basis.

4. HEDGE POSITION AT MARCH 31, 2002

	2002	2003	2004	2005	2006 - 2010	Total
Gold (000's ounces)						
Forward sales contracts	11	13	13	–	131	168
Average price (US$/ounce)	US$324	US$346	US$350	–	US$350	US$348
Forward sales contracts	84	87	30	34	39	274
Average price (C$/ounce)	C$497	C$488	C$509	C$515	C$519	C$501
Copper (millions of pounds)						
Forward sales contracts	2.5	–	–	–	–	2.5
Average price (US$/pound)	US$0.87	–	–	–	–	US$0.87
US dollars (millions)						
Forward sales contracts	150	128	59	–	–	337
Average exchange rate (US$/Cdn$)	1.54	1.56	1.56	–	–	1.55

Notes: a) In addition to the above hedging commitments, the company has forward purchase commitments on 239 million pounds of zinc averaging US$0.44 per pound maturing in 2002 to 2003, to match fixed price sales commitments to customers.

b) Included in the gold hedge position are 269,000 ounces of floating lease rate contracts having a built-in gold lease rate allowance of 2%. At March 31, 2002 the one-year lease rate was 1.30%.

Effective January 1, 2002 the Canadian Institute of Chartered Accountants has adopted new standards for hedging and derivative instruments. These standards require designation and documentation of hedge instruments and measurement of hedge effectiveness in matching business transactions. Hedges that are not considered to be highly effective in matching business transactions must be recorded at fair market value on the balance sheet and the changes in the fair market value reflected in the earnings statements. The company has determined that all of its hedging instruments are highly effective and the change in accounting standards has not resulted in any adjustments to these financial statements.

5. INVESTMENT IN ANTAMINA

The company accounts for its 22.5% investment in Compañia Minera Antamina S.A. (CMA), the company holding the Antamina project, on an equity basis. In connection with the senior debt financing of the project the company has provided the lenders with a guarantee of its 22.5% share of the debt during the pre-completion period. The guarantee will be terminated if the project meets certain completion tests which are expected to take place in the second half of 2002. At March 31, 2002 the senior project debt outstanding was US$1.26 billion in respect of which the company is responsible for and has guaranteed US$282 million.

Upon the project meeting the completion tests as defined in the senior debt project financing agreement, certain voting restrictions of the company in relation to the management of CMA will be removed. The company will then account for the investment on a proportionate consolidation basis, reflecting its share of the assets and liabilities of CMA on its balance sheet including its share of the senior project debt, which would then be non-recourse.

6. LONG-TERM DEBT

In March 2002, the company entered into a credit agreement with a syndicate of Lenders providing a long-term US$425 million credit facility. At March 31, 2002, undrawn credit lines totalled $840 million and these lines will be available to repay the US$125 million debenture and $44 million of medium-term notes maturing in 2002.

Teck Cominco Limited
Segmented Operating Profit Summary
(Unaudited)

For the three months ended March 31

($ in millions)	Revenues 2002	Revenues 2001	Operating Profit (Loss) 2002	Operating Profit (Loss) 2001	Depreciation and Amortization 2002	Depreciation and Amortization 2001
Zinc						
Trail (including power sales)	**$185**	$265	**$4**	$118	**$11**	$12
Cajamarquilla	**39**	61	**4**	9	**3**	3
Red Dog	**82**	107	**(3)**	20	**12**	12
Polaris	**21**	23	**1**	4	**3**	3
Sullivan	**–**	10	**–**	(6)	**–**	2
Inter-segment sales	**(22)**	(28)	**2**	(1)	**–**	–
	305	438	**8**	144	**29**	32
Copper						
Highland Valley Copper	**48**	82	**5**	20	**8**	8
Louvicourt	**7**	8	**(1)**	–	**3**	3
	55	90	**4**	20	**11**	11
Gold						
Williams	**19**	21	**(2)**	1	**3**	3
David Bell	**8**	9	**1**	2	**1**	1
Tarmoola	**–**	12	**–**	(1)	**–**	3
Carosue Dam	**–**	13	**–**	3	**–**	2
	27	55	**(1)**	5	**4**	9
Coal						
Elkview	**83**	66	**17**	11	**3**	3
Bullmoose	**20**	15	**5**	2	**–**	–
	103	81	**22**	13	**3**	3
Other	**11**	8	**1**	2	**–**	1
TOTAL	**$501**	$672	**$ 34**	$184	**$47**	$56

Teck Cominco Limited

Production Statistics

	Three months ended March 31	
	2002	2001
REFINED METALS		
Zinc – Tonnes		
Trail	**72,500**	48,400
Cajamarquilla	**30,500**	29,300
	103,000	77,700
Lead – Tonnes		
Trail	**23,300**	20,800
MINE OPERATIONS		
Zinc – Tonnes		
Red Dog	**141,700**	126,200
Antamina	**14,800**	–
Polaris	**28,300**	31,100
Louvicourt	**1,200**	1,400
Sullivan	**–**	21,000
	186,000	179,700
Copper – Tonnes		
Highland Valley	**28,000**	29,100
Antamina	**17,400**	–
Louvicourt	**3,000**	2,900
	48,400	32,000
Lead – Tonnes		
Red Dog	**25,400**	23,900
Polaris	**5,700**	7,000
Sullivan	**–**	7,100
	31,100	38,000
Gold – Ounces		
Williams	**42,975**	50,316
David Bell	**18,005**	23,400
Tarmoola	**–**	29,940
Carosue Dam	**–**	30,028
Other	**4,106**	4,179
	65,086	137,863
Coal – Thousand Tonnes		
Elkview	**1,233**	1,298
Bullmoose	**302**	256
	1,535	1,554

Note: Production volumes of base metal mines refer to metals contained in concentrate.

Teck Cominco Limited
Sales Statistics

	Three months ended March 31	
	2002	2001
REFINED METALS		
Zinc – Tonnes		
Trail	**66,400**	39,800
Cajamarquilla	**26,900**	33,800
	93,300	73,600
Lead – Tonnes		
Trail	**12,600**	20,400
SURPLUS POWER SALES		
Trail – MW.h	**176,800**	192,000
MINE OPERATIONS		
Zinc – Tonnes		
Red Dog	**128,800**	134,900
Antamina	**18,100**	–
Polaris	**25,100**	22,500
Louvicourt	**1,200**	1,400
Sullivan	**–**	11,800
	173,200	170,600
Copper – Tonnes		
Highland Valley	**22,400**	35,900
Antamina	**19,900**	–
Louvicourt	**3,000**	2,900
	45,300	38,800
Lead – Tonnes		
Red Dog	**9,400**	9,900
Polaris	**7,300**	7,600
Sullivan	**–**	6,400
	16,700	23,900
Gold – Ounces		
Williams	**42,975**	50,316
David Bell	**18,005**	23,400
Tarmoola	**–**	29,940
Carosue Dam	**–**	30,028
Other	**3,666**	4,499
	64,646	138,183
Coal - Thousand Tonnes		
Elkview	**1,223**	1,185
Bullmoose	**302**	255
	1,525	1,440

Note: Sales volumes of base metal mines refer to metals contained in concentrate.

teckcominco

EXTERNAL NEWS RELEASE
02-06-TC

For Immediate Release: April 30, 2002

JOINT VENTURE FOR ELK VALLEY POWER GENERATION PRE-FEASIBILITY STUDY

Vancouver, B.C. -- Teck Cominco Limited and Fording Inc. are pleased to announce the formation of a joint venture to examine the feasibility of constructing and operating a power generation facility in the Elk Valley.

Southeastern British Columbia would benefit from the construction and operation of the power plant through the jobs and economic activity that will be created. The proposed power generation project would be fueled using coal refuse, which would otherwise require permanent containment at both the Fording River and Elkview mine sites.

The viability of the project will be subject to the development of a suitable provincial energy policy and regulatory standards.

The proposed power plant is a continuation of current work by Fording Inc. and prior studies by Teck Cominco Limited to build individual power projects in the Elk Valley. The pre-feasibility level study will address site alternatives, technology, and preliminary permitting issues. Input from the local communities will be sought during the project's initial stages.

For further information contact: Russ Hallbauer
(604) 687-1117

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TECK COMINCO LIMITED

Date: May 1, 2002

by:
Karen L. Dunfee
Corporate Secretary